EXHIBIT 21.1
ROSETTA RESOURCES INC.
Subsidiaries

Name	Jurisdiction of Incorporation
Rosetta Resources Offshore, LLC(1)	Delaware
Rosetta Resources Operating GP, LLC(1)	Delaware
Rosetta Resources Holdings, LLC(1)	Delaware
Rosetta Resources Operating LP(2)	Delaware

(1)	Directly owned by Rosetta Resources Inc.
(2)	Directly owned by Rosetta Resources Operating GP, LLC and Rosetta Resources Holdings, LLC